

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2020

James S. Byrd, Jr.
Chief Executive Officer
Legion Capital Corporation
301 E. Pine Street
Suite 850
Orlando, FL 32801

>   **Re: Legion Capital Corporation**
>   **Post-Qualification Amendment No. 3 to**
>   **Offering Statement on Form 1-A**
>   **Filed May 29, 2020**
>   **File No. 024-11123**

Dear Mr. Byrd:

We have reviewed your amendment and do not have any comments.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or Justin Dobbie, Legal Branch Chief, at (202) 551-3469 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance